FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                                    No       X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2006, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on November 1, 2006.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, October 31, 2006

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended September 30, 2006, which includes its respective notes, that are presented comparative to the previous year ago period (2005).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Business Development and Investor Relations Cantv

Compañía Anónima Nacional

Teléfonos de Venezuela

(CANTV) and Subsidiaries

Unaudited Consolidated Financial

Statements as of and for the nine months

ended September 30, 2006 and 2005

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Unaudited Consolidated Balance Sheet

September 30, 2006 and 2005

(In millions of bolivars)

	NOTE	2006	2005
ASSETS

NON-CURRENT ASSETS:
Property, plant and equipment, net	6	3,496,188	3,319,182
Cellular concession, net	4	145,827	151,508
Long-term accounts receivable from Venezuelan Government entities	10	43,000	64,134
Deferred income tax asset	19	973,658	794,406
Information systems (software), net	7	409,735	314,859
Other assets	8	116,732	54,374

Total non-current assets		5,185,140	4,698,463

CURRENT ASSETS:
Other current assets		78,091	64,274
Inventories, spare parts and supplies, net	9	466,945	337,135
Accounts receivable from Venezuelan Government entities	10	220,851	183,374
Accounts receivable, net	11	860,589	604,719
Cash and temporary investments	12	1,499,182	831,365

Total current assets		3,125,658	2,020,867

Total assets		8,310,798	6,719,330

STOCKHOLDERS’ EQUITY AND LIABILITIES

STOCKHOLDERS’ EQUITY:
Capital stock	13	2,151,299	2,151,299
Additional paid-in capital	13	32,158	33,941
Legal reserve	13	215,130	215,130
Translation adjustment and other	13	240	1,363
Workers’ benefit shares	13	(81,410)	(80,507)
Retained earnings	13	1,548,527	1,215,374

Attributable to equity holders of the Company		3,865,944	3,536,600

Minority interest		2,751	3,774

Total stockholders’ equity		3,868,695	3,540,374

LIABILITIES:

NON-CURRENT LIABILITIES:
Long-term debt	14	29,559	65,689
Deferred income tax liability	19	—	73,274
Provision for legal and tax contingencies	21	147,741	120,981
Pension and other post-retirement benefit obligations	15	1,404,957	1,330,657

Total non-current liabilities		1,582,257	1,590,601

CURRENT LIABILITIES:
Current portion of the long-term debt	14	33,815	41,538
Accounts payable		1,580,375	825,370
Accrued employee benefits		197,461	177,085
Current portion of pension and other post-retirement benefit obligations	15	334,415	121,372
Income tax payable		85,213	37,000
Dividends payable		137,481	—
Deferred revenue		227,724	141,902
Other current liabilities	16	263,362	244,088

Total current liabilities		2,859,846	1,588,355

Total liabilities		4,442,103	3,178,956

Total stockholders’ equity and liabilities		8,310,798	6,719,330

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Unaudited Consolidated Statement of Operations

For the nine months ended September 30, 2006 and 2005

(In millions of bolivars, except information per share and per ADS)

	NOTE	2006	2005
OPERATING REVENUES:

Local services		676,008	681,773
Domestic long distance		211,041	221,341

Local and domestic long distance		887,049	903,114

International long distance		97,434	84,475
Net settlements		(4,940)	311

International long distance		92,494	84,786

Fixed-to-mobile outgoing calls		663,057	551,254
Interconnection incoming		68,418	70,778
Data transmission		482,863	380,702
Other wireline-related services		174,103	127,599

Total wireline services		2,367,984	2,118,233

Wireless services		1,844,450	1,062,857
Wireless equipment sales		353,429	241,352

Total wireless services		2,197,879	1,304,209
Other		209,585	140,319

Total operating revenues		4,775,448	3,562,761

OPERATING EXPENSES:

Labor and benefits		864,315	617,053
Operations, maintenance, repairs and administrative		1,026,261	894,948
Cost of sales of wireless equipments		765,860	433,515
Additional pension obligation due to Supreme Court ruling	15	—	645,263
Provision for uncollectibles		47,194	48,229
Interconnection costs		469,175	386,175
Depreciation and amortization	4, 7 and 8	640,432	619,743
Concession and other taxes	4	298,585	206,989
Gain on sale of investments in equity	8	—	(71,260)
Other income, net		16,295	4,071

Total operating expenses		4,128,117	3,784,726

Operating income (loss)		647,331	(221,965)

INTEREST INCOME AND EXCHANGE (LOSS) GAIN, NET	17	55,356	72,590

Income (loss) before income tax		702,687	(149,375)

INCOME TAX (PROVISION) BENEFIT:
Current	18	(101,641)	(95,513)
Deferred	18	143,427	321,583

Total income tax benefit		41,786	226,070

Net income		744,473	76,695

Net income attributable to:
Equity holders of the Company		743,647	76,121
Minority interest		826	574

Net income		744,473	76,695

Basic and diluted earnings per share		959	99

Basic and diluted earnings per ADS (based on 7 shares per ADS)		6,716	692

Weighted average shares outstanding (in millions)		776	776

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Unaudited Consolidated Statement of Changes in Stockholders’ Equity

For the nine months ended September 30, 2006 and 2005 and the year ended December 31, 2005

(In millions of bolivars)

		Attributable to equity holders of the Company
	NOTE	Capital stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefits shares	Retained earnings	Minority interest in subsidiary	Total stockholders’ equity
Balance as of December 31, 2004		2,151,299	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470
Net income		—	—	—	—	—	76,121	574	76,695
Dividends declared and approved	13	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares		—	217	—	—	(104)	5,544	—	5,657
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(110,404)	—	—	—	(110,404)

Balance as of September 30, 2005		2,151,299	33,941	215,130	1,363	(80,507)	1,215,374	3,774	3,540,374
Net income		—	—	—	—	—	137,808	(95)	137,713
Dividends declared and approved	13	—	—	—	—	—	—	—	—
Workers’ benefit shares		—	(892)	—	—	(1,476)	(5,544)	—	(7,912)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(1,106)	—	—	—	(1,106)

Balance as of December 31, 2005		2,151,299	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069
Net income		—	—	—	—	—	743,647	826	744,473
Dividends declared and approved	13	—	—	—	—	—	(541,515)	(1,763)	(543,278)
Workers’ benefit shares		—	(891)	—	—	573	(1,243)	9	(1,552)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(17)	—	—	—	(17)

Balance as of September 30, 2006		2,151,299	32,158	215,130	240	(81,410)	1,548,527	2,751	3,868,695

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Unaudited Consolidated Statement of Cash Flows

For the nine months ended September 30, 2006 and 2005

(In millions of bolivars)

	NOTE	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income		744,473	76,695
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange loss (gain), net		866	(29,643)
Minority interest in subsidiary		(826)	(574)
Depreciation and amortization		640,432	619,743
Current income tax provision		101,641	95,513
Deferred income tax (benefit)		(143,427)	(321,583)
Provision for inventories obsolescence		42,620	10,822
Provision for litigation		24,933	53,115
Additional pension obligation due to Supreme Court ruling		—	645,263
Provision for uncollectibles		47,194	48,229
Gain on sale of investments in equity		—	(71,260)

Changes in current assets and liabilities -
Accounts receivable		(220,940)	(181,373)
Accounts receivable from Venezuelan Government entities		(32,756)	(1,367)
Inventories, spare parts and supplies		(197,310)	(93,901)
Other current assets		(15,539)	(953)
Accounts payable		418,379	58,199
Accrued employee benefits		104,853	98,672
Current portion of pension and other post-retirement benefit obligations		(14,117)	25,389
Income tax payable		(93,780)	(114,816)
Deferred revenues		43,206	(1,900)
Other current liabilities		(23,255)	18,120

Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		21,377	(45,868)
Other assets		(45,316)	71,031
Provision for litigation		(11,705)	(9,851)
Pension and other post-retirement benefit obligations		174,791	29,441

Net cash provided by operating activities		1,565,794	977,143

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems (software)	8	(124,291)	(97,418)
Acquisition of property, plant and equipment	7	(609,276)	(428,659)
Disposal of information systems (software) and other adjustments	8	4,387	(261)
Disposal of property, plant and equipment and other adjustments	7	12,498	(34,152)

Net cash used in investing activities		(716,682)	(560,490)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings		6,237	69,095
Payments of debt		(47,447)	(242,595)
Dividends paid		(405,797)	(415,612)
Purchase of shares for workers’ benefit fund, net		(1,552)	5,657

Net cash used in financing activities		(448,559)	(583,455)

Increase (decrease) in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		400,553	(166,802)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND TEMPORARY INVESTMENTS:		—	30,624

Increase (decrease) in cash and temporary investments		400,553	(136,178)

CASH AND TEMPORARY INVESTMENTS:
Beginning of the year		1,098,629	967,543

End of the period	13	1,499,182	831,365

SUPPLEMENTARY INFORMATION:
Unpaid dividends		137,481	—

Cash paid during the period for -
Interest		4,909	14,150

Taxes		425,542	317,577

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1.	Explanation Added for Translation into English

The consolidated financial statements were originally issued in Spanish and have been translated into English.

2.	Company Background

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV or the Company) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d)—Summary of significant accounting principles and policies - Consolidation).

CANTV was incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

The Company’s shares are listed on the Caracas Stock Exchange and the New York Stock Exchange.

3.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which comprise: (i) IFRS, (ii) International Accounting Standards (IAS) and (iii) International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC), and under the historical cost convention (Note 3 (c) - Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Venezuelan Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance of certain requirements.

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (Venezuelan GAAP) until December 31, 2004. The consolidated financial statements for the year ended 2004, previously presented in accordance with Venezuelan GAAP, were restated only for comparative purposes.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006, or later periods, which the Company has not yet adopted:

-	IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. It replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

-	IFRIC 10, “Interim financial reporting and impairment” (effective from November 1, 2006). IFRIC 10 establishes that an entity should not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Company’s management is currently assessing the impact of IFRIC 10 on the Company’s operations.

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The actual future results may differ from those estimates.

Significant judgments and main assumptions made in the application of accounting principles are indicated in the following sections of this note.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c) Adjustment for inflation

International Accounting Standard No. 29, “Financial reporting in hyperinflationary economies” (IAS 29) is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of CANTV is the Venezuelan bolivar (Bs).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a.	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b.	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c.	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d.	Interest rates, wages and prices are linked to a price index.

e.	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

Cumulative inflation over the three years ended December 31, 2005 and 2004 was 73.2% and 98.7%, respectively. For the nine months ended September 30, 2006 and 2005, inflation was 12.5% and 11.6%, respectively.

d) Consolidation

The consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 13 (c) - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 21 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years.

During the first quarter of 2006, the Company performed and analysis of useful lives. The most significant changes were made in the plant category, resulting in a shorter useful life for commutation, transmission and data already installed and for new additions in this group of assets. The Company’s management considers that as of September 30, 2006 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The estimated useful lives as of September 30, 2006 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications
Transmission equipment	5 to 10
Access network	10 to 32
Commutation equipment	4 to 13
Other	13
Wireless telecommunications
Data transmission	5
Commutation equipment	3 to 5
Radio bases	3 to 5
Other	3 to 5
Other telecommunications services	2 to 13
Buildings and facilities	3 to 30
Furniture and equipment	3 to 5
Vehicles	3 to 5

g) Computer software and amortization

The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized as assets and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. This account includes software acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the research phase of an internally developed software project are recognized as an expense, and the costs of developing software applications are capitalized if the cost exceeds the amount of US$10,000, and the post-implementation and operation expenses are recognized as expense. Amortization is calculated using the straight-line method over the estimated useful life.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company’s management considers that as of September 30, 2006 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under translation and other adjustments, until their sale.

As of September 30, 2005, bonds received from the Government of the Bolivarian Republic of Venezuela (the Government) are classified as available for sale and are presented as other assets.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables from Venezuelan government entities that are expected to be collected after one year are adjusted at their present value at origination date.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of September 30, 2006, the Company recorded a provision equal to 2% of wireline services accounts receivable, 2% for wireless services accounts receivable, and 2% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts in order to provide these accounts with an allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts as of September 30, 2006 and 2005 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

m) Provision for litigation

The Company’s management records a provision for those contingencies, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 20 - Commitments and contingencies). The Company’s management believes that its recorded provision for litigation as of September 30, 2006 and 2005 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use, basic monthly recurring charges and special services, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs and sales and distribution expenses are recognized when the obligations to the customers are fulfilled, which is at the time of the distribution of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly recurring charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 16 - Other current liabilities).

Revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Center franchises. The Company is required to pay the sales incentives established by type of service rendered. Sales incentives earned by the authorized agents and Telecommunication Centers are accrued based on services rendered and recorded as a reduction of revenues in the corresponding caption of the consolidated statement of operations.

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Advertising is recognized as operating expenses as incurred. During the nine months ended September 30, 2006 and 2005, advertising expenses were Bs 71,276 and Bs 62,258, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 18 - Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 18 - Taxes).

The Company records income taxes in accordance to International Accounting Standard No. 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets.

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. This profit-sharing distribution is accrued monthly.

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 13 (c) - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted.

The Company does not grant stock purchase options, except for the option mentioned in Note 13 (e) - Stockholders’ equity - Stock option.

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 15 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 15 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events, such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan government bonds, and considers the timing and amounts of expected future benefit payments, for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider its long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

s) Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs 2,150/US$1 as of September 30, 2006 and 2005 (Note 22 - Exchange controls and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net in the interest income and exchange (loss) gain, net shown in the accompanying consolidated statement of operations (Note 17 - Interest income and exchange (loss) gain, net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that their carrying amounts of CANTV’s and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as derivatives. The Company records transactions with financial instruments at their transaction date.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 10 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

v) Earnings per share

Earnings per share is calculated by taking the net income divided by 776,020,986 and 776,225,272 average common shares outstanding on September 30, 2006 and 2005, respectively. This number of shares excludes workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less, and U.S. Treasury Bills with maturities of up to six months. The Company does not anticipate any material loss with respect to its investment portfolio.

The Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 22 - Exchange controls).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in shareholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the nine months ended September 30, 2005, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale.

4.	Concessions and Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession, the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

The Comisión Nacional de Telecomunicaciones (CONATEL) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (CONATEL Decree), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 4 (c) - Concessions and regulation - Regulation - Competition).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 20 (d) - Commitments and contingencies - Concession mandates).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years ending in 2026 and is renewable with no cost for an additional period of 20 years, subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Concessions and regulation - Regulation - Tax regime). These expenses are presented in the accompanying consolidated statement of operations as concession and other taxes totaling Bs 91,961 and Bs 78,021 for the nine months ended September 30, 2006 and 2005, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of September 30, 2006, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through September 30, 2006 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes.

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the Cellular Concession) from the Government for Bs 230,766 (Bs 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the Cellular Concession is being amortized over 40 years. As of September 30, 2006 and 2005, accumulated amortization is Bs 84,938 and Bs 79,257, respectively. Amortization expense was Bs 4,261 for both nine month periods.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Cellular Concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through September 30, 2006, no penalties have been imposed on Movilnet.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Concessions and regulation - Regulation - Tax regime).

For the nine months ended September 30, 2006 and 2005, the Cellular Concession tax expense included in the accompanying consolidated statement of operations is presented as concession and other taxes and totaled to Bs 101,243 and Bs 66,808, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by CANTV’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services.

Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net. These expenses are presented in the accompanying consolidated statements of operations as concession and other taxes totaling Bs 8,349 and Bs 5,707 for the nine months ended September 30, 2006 and 2005, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Regulation

a) Tax regime

Since 2001 the Telecommunications Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005 when it was eliminated. This tax was 0.5% for 2005.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

On February 22, 2001, pursuant to the Telecommunications Law and the Regulations for Basic Telephony Services, CONATEL established maximum tariffs effective March 10, 2001. This “2001 Tariff Agreement” defined the compound index of adjustment and was applied for the subsequent three years. This index is based on a formula tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. This tariff agreement includes a scheme of extraordinary adjustments that allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based. During 2001, no additional adjustments were applied under this extraordinary adjustment clause.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, with the same structure of the prior agreement, which used the compound index of adjustment and established a clause for extraordinary adjustments. This “2002 Tariff Agreement” became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat tariff and the prepaid tariff. The new mandatory residential plans established and agreed to by CONATEL are: “Limited Plan”, “Classic Plan” and “Talk More for Less Plan” which, together with two existing plans, “Flat Rate Plan” and “Prepaid Plan”, are the five residential plans that still remain in effect. In the case of domestic and international long distance calls, CANTV was authorized to increase domestic and international long distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In addition, the “2002 Tariff Agreement” provided for additional adjustments in two clauses for extraordinary adjustments, in case of deviations between the actual WPI and devaluation and what was established in the agreement. The first extraordinary adjustment clause was for residential, non-residential and public telephony for local and domestic long distance services, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by the Central Bank of Venezuela. This extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4% permitted. The second extraordinary adjustment clause was related to fixed-to-mobile outgoing calls and international long distance services. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. This adjustment was executed only for fixed-to-mobile services, and on August 31, 2002, new price-caps became effective for fixed-to-mobile services and published in Official Gazette of Venezuela No. 37,506 dated August 15, 2002. Price-caps for international long distance services did not require extraordinary adjustments.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure, instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003.

On April 27, 2003, as published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003, the “2003 Tariff Agreement” was partially approved, in which tariff adjustments were applied only to non-residential customers, public telephony and fixed-to-mobile services. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, as a result of that year’s compound index of adjustment, distributed in three portions in April, July and October 2003. Additionally, extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively, according to the extraordinary adjustment clause. CONATEL also approved, as the result of a negotiation with CANTV, the application of a “Charge per call established” of Bs 28 (nominal) for non-residential customers, which is a unique charge for local calls.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs were 7.4% and 6.3% for public telephony.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In December 1996 the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Digicel, C.A. (Digicel) for the central and eastern regions of Venezuela, respectively. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

In November 2000 CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Movistar), Genesis Telecom, C.A. (Genesis Telecom), Entel Venezuela, C.A. (Entel), Millicom International Cellular, S.A. (Millicom), Digicel and Digitel were the companies that granted a concession. On May 2, 2006, CONATEL revoked the concessions granted to Movistar, Genesis Telecom, and Entel due to inadequate use of the spectrum assigned under these concessions. Previously, Digitel and Digicel had resigned to these concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix, Movistar, Entel, LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Intercall, C.A. (Intercall) and Corporación Telemic, C.A. (Intercable), most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In 2004 the Government founded CVG Telecomunicaciones, C.A. (CVG Telecom), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

5.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of September 30, 2006 and 2005 as shown below:

(Expressed in millions of U.S. dollars)	2006	2005
Cash and temporary investments	168	157
Accounts receivable, net	27	31
Other assets	44	11
Accounts payable	(454)	(201)
Debt obligations	(29)	(42)

Net liability position in foreign currency	(244)	(44)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 22 - Exchange controls).

6.	Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of the nine months ended September 30, 2006 and 2005 is as follows:

Cost	December 31, 2005	Additions	Disposals and other adjustments	Transfers	September 30, 2006
Plant
Wireline telecommunications	12,200,315	9,329	(68,340)	111,632	12,252,936
Wireless telecommunications	1,294,575	21,264	(62,444)	237,173	1,490,568
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	10,717	(643,014)	32,564	2,420,802
Furniture and equipment	526,172	5,345	686,979	18,238	1,236,734
Vehicles	86,003	2,177	(14,811)	—	73,369
Land	72,020	3,040	1,078	—	76,138
Construction work in progress	181,799	557,404	(10,896)	(399,607)	328,700

	17,425,847	609,276	(111,448)	—	17,923,675

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Accumulated depreciation	December 31, 2005	Expense	Disposals and other adjustments	September 30, 2006
Plant
Wireline telecommunications	(10,361,753)	(355,595)	66,911	(10,650,437)
Wireless telecommunications	(736,328)	(113,878)	502	(849,704)
Other telecommunications services	(36,602)	(2,678)	(22)	(39,302)
Buildings and facilities	(2,348,346)	(60,787)	18,020	(2,931,113)
Furniture and equipment	(388,523)	(45,759)	(890)	(435,172)
Vehicles	(71,232)	(4,956)	14,429	(61,759)

	(13,942,784)	(583,653)	98,950	(14,427,487)

Net book value	3,483,063			3,496,188

Cost	December 31, 2004	Additions	Disposals and other adjustments	Transfers	September 30, 2005
Plant
Wireline telecommunications	12,070,929	8,486	(157,118)	85,254	12,007,551
Wireless telecommunications	942,823	18,034	110,812	86,430	1,158,099
Other telecommunications services	44,334	—	(13)	107	44,428
Buildings and facilities	3,063,550	10,192	(710,183)	31,003	2,394,562
Furniture and equipment	453,456	5,442	604,960	25,054	1,088,912
Vehicles	79,955	11,569	(4,522)	—	87,002
Land	72,329	254	(390)	—	72,193
Construction work in progress	182,046	374,682	(14,193)	(227,848)	314,687

	16,909,422	428,659	(170,647)	—	17,167,434

Accumulated depreciation	December 31, 2004	Expense	Disposals and other adjustments	September 30, 2005
Plant
Wireline telecommunications	(10,097,454)	(335,472)	184,434	(10,248,492)
Wireless telecommunications	(636,145)	(148,927)	12,035	(773,037)
Other telecommunications services	(32,754)	(2,902)	—	(35,656)
Buildings and facilities	(2,305,228)	(36,838)	4,011	(2,338,055)
Furniture and equipment	(342,324)	(39,221)	1,740	(379,805)
Vehicles	(72,184)	(3,602)	2,579	(73,207)

	(13,486,089)	(566,962)	204,799	(13,848,252)

Net book value	3,423,333			3,319,182

Depreciation expense for the nine months ended September 30, 2006 and 2005 amounted to Bs 583,653 and Bs 566,962, respectively. As of September 30, 2006 and 2005, fully depreciated assets amounted to Bs 10,251,509 and 9,103,486, respectively, of which 94% relates to wireline telecommunications for both periods.

Labor and other allocable costs included under construction work in progress amounted to Bs 24,471 and Bs 20,449 for the nine months ended September 30, 2006 and 2005, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

As of September 30, 2006, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

7.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the nine months ended September 30, 2006 and 2005 is as follows:

	2006	2005
Cost
Beginning of the year	1,437,000	1,295,199
Additions	124,291	97,418
Disposals and other adjustments	(6,225)	(525)

End of the period	1,555,066	1,392,092

Accumulated amortization
Beginning of the year	(1,094,651)	(1,029,499)
Expense of the period	(52,518)	(48,520)
Disposals and other adjustments	1,838	786

End of the period	(1,145,331)	(1,077,233)

Net book value	409,735	314,859

Amortization expense recorded for the nine months ended September 30, 2006 and 2005 was Bs 52,518 and Bs 48,520, respectively.

Fully amortized information systems (software) still operating amounted to Bs 919,353 and Bs 870,631 as of September 30, 2006 and 2005, respectively.

8.	Other Assets

Other assets as of September 30, 2006 and 2005 were comprised of the following:

	2006	2005
Investments in equity	339	339
Warranty deposits to suppliers	96,939	25,197
Special protection trust (Note 16 - Retirement benefits)	17,656	18,271
Assets held for sale	1,506	1,801
Other	292	8,766

	116,732	54,374

In September 2004 CANTV’s Board of Directors approved the sale of the investment in the International Telecommunications Satellite Organization (INTELSAT) to Zeus Holdings Ltd.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of US$34,978,950, equivalent to Bs 75,205, which generated in 2005 a realization of Bs 110,673 previously included in translation and other adjustments in the statement of changes in stockholders’ equity. INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation.

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment.

9.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of September 30, 2006 and 2005 were comprised of the following:

	2006	2005
Network equipment inventories	182,767	178,786
Equipment for sale	376,265	225,104
Prepaid cards	6,227	5,053

	565,259	408,943
Less: Allowance for obsolescence and net realizable value of equipment for sale	(98,314)	(71,808)

	466,945	337,135

Sales and inventory equipment for sale balances increased substantially during the period the current exchange controls regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the nine months ended September 30, 2006 of the allowance for obsolescence and net realizable value of inventories is as follows:

Balance at beginning of year	56,486
Expense of the period	42,620
Write-off	(792)

Balance at the end of period	98,314

10.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8% of the Company’s consolidated revenues for each of the nine months ended September 30, 2006 and 2005.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The following table shows accounts receivable from Government entities as of September 30, 2006 and 2005:

	2006	2005
Years in which originated
2006	151,195	—
2005	65,284	154,551
2004 and prior	72,094	113,298

Total accounts receivable from Venezuelan Government entities	288,573	267,849
Less: Present value adjustment	(24,722)	(20,341)
Less: Long-term portion	(43,000)	(64,134)

	220,851	183,374

During the nine months ended September 30, 2006 and 2005, changes in accounts receivable from Government entities are shown below:

	2006	2005
Balance at the beginning of the year	272,813	220,614
Billings	379,759	299,879
Collections and adjustments	(363,999)	(252,644)

Balance at the end of the period	288,573	267,849

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these accounts receivable. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

During 2004 the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs 7,731, which are recorded as temporary investments as of September 30, 2006.

During 2005 and 2006 payments received from Government entities have been in cash. CANTV’s management believes all amounts from Government entities will be collected in cash.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

11.	Accounts Receivable, Net

The Company’s accounts receivable, net as of September 30, 2006 and 2005 were comprised of the following:

	2006	2005
Subscribers
Wireline telecommunications	573,806	413,293
Wireless telecommunications	93,551	146,093
Other telecommunications services	135,521	84,245
International carriers, net	66,023	29,279
Phone card and prepaid card distributors	41,081	25,660
Other	15,403	13,919

	925,385	712,489
Less: Provision for uncollectible accounts	(64,796)	(107,770)

	860,589	604,719

Unbilled revenue of Bs 174,103 and Bs 178,157 are included in accounts receivable as of September 30, 2006 and 2005, respectively (Note 3 (n) - Summary of significant accounting principles and policies - Revenue recognition).

Reconciliation of changes generated during the nine months ended September 30, 2006 of the provision for uncollectible accounts is as follows:

Balance at beginning of year	70,577
Expense of the period	47,194
Write-off	(52,975)

Balance at the end of period	64,796

12.	Cash and Temporary Investments

The composition of cash and temporary investments balances as of September 30, 2006 and 2005 is as follows:

	2006	2005
Cash and banks	201,998	56,891
Temporary investments	1,297,184	774,474

	1,499,182	831,365

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

13.	Stockholders’ Equity

a) Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 14 - Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On March 31, 2006, a Regular Stockholders’ Meeting declared a dividend of Bs 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

b) Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs 36.9 each at September 30, 2006 and 2005, as shown below:

		Number of shares (In thousands)
Stockholders	Class	2006	2005
GTE Venholdings B.V. (Verizon Communications, Inc.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,410	54,407
Banco Mercantil, C.A.	A	367	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900
Workers’ trusts and employees	C	38,986	42,121
GTE Venholdings B.V. (Verizon Communications, Inc.)	D	28,009	28,009
Public stockholders	D	405,762	402,816

		775,835	776,024

Workers’ benefit fund	C	11,306	11,117

		787,141	787,141

The Company’s capital stock (including the accumulated adjustment for inflation until December 31, 2003) is Bs 2,151,299, composed of Bs 29,047 of nominal value and Bs 2,122,252 due to the adjustment for inflation accumulated until December 31, 2003 (Note 3 (c) - Summary of significant accounting practices and policies - Adjustment for inflation).

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Government and/or other entities related to the Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class ”D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. In the case that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and the alternate. In the case that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

In November 1996 the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock.

Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class “D” shares.

d) Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employee at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class ”C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of September 30, 2006, the trust maintains 11,306,066 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class ”C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers. Shares may be granted at the Company’s discretion. During the nine month period ended September 30, 2006 and 2005, 301,555, and 324,255 shares were granted to employees, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

e) Stock option

In January 2003 the Board of Directors approved a stock option agreement, through which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs 2,697.26 (nominal amount) per share, exercisable totally or partially by the counterpart and expires in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. At September 30, 2006 and 2005, CANTV maintains a provision of Bs 4,290 and Bs 2,225, respectively to cover the total difference calculated at that date.

f) Legal reserve

The Company and each one of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

14.	Debt Obligations

Debt obligations as of September 30, 2006 and 2005 were comprised of the following:

	2006	2005
Bank loans in Japanese yen at a fixed annual rate of 5.8% at September 30, 2006 and 2005, maturing in 2009	49,265	71,951
IFC loans in U.S. dollars at six-month LIBOR interest rates plus a financial margin of 2%, maturing through 2007	14,109	18,813
Bank loans in bolivars at a fixed and variable annual rate of 22.34% at September 30, 2005, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs 10,500	—	5,480
Commercial paper in bolivars issued at discount at an annual rate of 12.65% at September 30, 2005, maturing through January 2006	—	10,855
Other	—	128

Total debt obligations	63,374	107,227

Less: Current portion	(33,815)	(41,538)

Total long-term debt	29,559	65,689

In February 1990 the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of September 30, 2006, the outstanding balance is ¥2,704.7 million.

On June 7, 1996 the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, US$175 million was received on that date. In March 1998 the Company repaid US$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

balance of US$25 million was repaid in a single installment in September 2005. This loan bore interest at London Interbank Offered Rate (LIBOR) plus a financial margin up to 3%. Pursuant to the agreement with IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

In 1997 Movilnet signed an agreement with the IFC for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of September 30, 2006, the balance of this debt is US$6.6 million.

In December 2000, a loan agreement was signed with a local bank for Bs 7,000, with a maturity of ten years. As of September 30, 2006, this loan agreement has been totally paid.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to US$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue of commercial paper for up to Bs 80,000. During 2004 and 2005 six series were been issued for a total of Bs 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of September 30, 2006, this commercial paper had been totally paid.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs 112,000. According to the Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. During 2005, three series were issued for a total of Bs 33,600 (Bs 11,200 each) in respect of the second issue, which have been placed in the financial market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. As of September 30, 2006, this commercial paper had been totally paid.

As of September 30, 2006, estimated debt payments are: Bs 4,703 in 2006, Bs 29,112 in 2007, Bs 19,706 in 2008 and Bs 9,853 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of September 30, 2006.

15.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of September 30, 2006 and 2005, the Company has a trust fund related to this plan amounting to Bs 771,539 (includes US$307.7 million) and Bs 696,324 (includes US$276.3 million), respectively, to cover plan benefits for eligible employees.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of changes generated during the nine months ended September 30, 2006 and 2005 in the net pension liability recognized is as follows:

	2006	2005
Pension liability at the beginning of the year	684,844	19,422
Expense of the period	120,020	605,361
Payments and contributions during the period	(55,811)	(38,960)

Net pension plan liability at the end of the period	749,053	585,823

Assumptions used to calculate the projected benefit obligations are shown below:

	2006	2005
	%	%
Discount rate	6.49	6.62
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	89.00

The mortality assumption is based on 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

b) Pension litigation and Court Ruling

In September 2004 the Sala de Casación Social del Tribunal Supremo de Justicia (the Social Chamber of the Supreme Court) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management based on the opinion of its external legal counsels, considered that moment that certain matters subject to review would again be ruled in favor of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

CANTV, and for the remaining matters the Company estimated for year end 2004 a provision to cover the potential additional liability. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension contingency.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage will be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees.

Based on CANTV’s interpretation of the ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005, CANTV raised to Bs 764,553 its provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability.

The determination of damages consistent with the Social Chamber of the Supreme Court’s judgment is being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas, (the Execution Court), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amounts payable by CANTV pursuant to the Social Chamber of the Supreme Court’s judgment. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages.

Pursuant to the Social Chamber of the Supreme Court’s decision, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. In accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pension payments that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and lifted the written request requirement. Following this decision, effective September 1, 2006, each of CANTV’s pension beneficiaries is now collecting monthly pension payments equal or higher than the minimum urban wage.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Final determination of the actual amounts due and payments to retirees are still awaiting the calculations of two new independent experts as ordered by the Execution Court.

During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued against CANTV, the total contingent liability that was recognized under IAS 37 was transferred into the pension obligations from then the Company followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

Reconciliation of changes generated during the nine months ended September 30, 2006 and 2005 in the net liability recognized is as follows:

	2006	2005
Accrued post-retirement benefit obligations at the beginning of the year	893,854	732,514
Expense of the period	146,981	175,182
Payments and contributions during the period	(50,516)	(41,490)

Accrued post-retirement benefit obligations at the end of the period	990,319	866,206

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2006	2005
	%	%
Discount rate	6.52	6.61
Projected medical cost increase	2.00	2.00

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

At the end of 2004, the Company completed a detailed review of the long-term actuarial assumptions in light of the changing economic and business environment in Venezuela. The real discount rate was set at 7% decreasing in the long term to 5%, equivalent to an average effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits. Real compensation rate was set at 2% and decreasing in the long term to 1%, equivalent to an average effective rate of 1.96%. Employee turnover rate changed from 10% to an average in accordance with years-of-service scales and the real expected return on plan assets was set at 7%. Inflation is added to real rates to obtain the applicable nominal rates. Inflation rates are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 this review of the long-term actuarial assumptions was updated, and based on this the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

only change made was on the projected inflation. As a result of the Supreme Court ruling described in section (b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases. At the end of 2006, the actuarial assumption will be revised.

d) Protection plan

The Company has a voluntary pension benefit plan named Special Protection Plan for Eligible Retirees (Protection Plan) which includes a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs 30,000 (in nominal amounts), as well as those retirees who are over sixty years old with pension payments between Bs 30,001 (in nominal amounts) and Bs 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal amounts) at the Company’s discretion. At September 30, 2006 and 2005, the Company has a trust fund for this plan on behalf of employees of Bs 17,656 (includes US$4.2 million) and Bs 18,271 (includes US$4.1 million), respectively. The Company has no obligation to increase the fund or to adjust this plan.

e) Temporary support and solidarity program

In August 2004 the Company decided to create a new voluntary program for those pensioners and retirees who for some reason are not beneficiaries of the pension established by the Instituto Venezolano de los Seguros Sociales (IVSS) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit retirees older than 49 years and six months. This program is a benefit provided voluntarily by CANTV. As of September 30, 2006, the Company has recorded a provision related to this program of Bs 5,110 based on actuarial calculations.

The Company’s management and its legal counsel, as part of the evaluation of the July 26, 2005 Supreme Court ruling, consider that these voluntary supplemental payments made by CANTV are lower than the additional payments ordered by the decision and, therefore, CANTV will suspend the Protection plan and the Temporary support and solidarity program and will incorporate their assets and liabilities to the total pension plan obligation once the Court orders the execution of the July 26, 2005 ruling.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

16.	Other Current Liabilities

Other current liabilities as of September 30, 2006 and 2005 were comprised of the following:

	2006	2005
Concession tax (Note 4 - Concessions and regulation - Concession agreement)	83,095	64,817
Subscriber reimbursable deposits	38,064	79,563
Universal Service Fund	26,814	—
Accrued liabilities	95,420	78,026
Value added and other taxes (Note 18 - Taxes)	—	7,875
Interest payable	2,950	1,135
Technical and administrative services of stockholders’ affiliates (Note 19 - Transactions with related parties)	4,484	12,672
Other	12,535	—

	263,362	244,088

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. In July 2006, in accordance with the Venezuelan Telecommunications Law, Bs 37,799 were recognized related to subscriber rights of customers who have lost the refund rights.

17.	Interest Income and Exchange (Loss) Gain, Net

Interest income and exchange gain, net for the nine months ended September 30, 2006 and 2005 is shown below:

	2006	2005
Interest income	65,824	68,003
Interest expense	(9,603)	(25,056)
Exchange (loss) gain, net	(865)	29,643

	55,356	72,590

Exchange (loss) gain, net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of September 30, 2006 and 2005 (Note 5 - Balances in foreign currency).

Effective January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela suspended the trading of foreign currency in the country and established the current exchange controls regime (Note 22 - Exchange controls).

The devaluation of the bolivar against the U.S. dollar was 12% for the nine months ended September 30, 2005. During the nine months ended September 30, 2006 there was no devaluation of the bolivar.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

18.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment until December 28, 2006. Any portion of the credit not used in the year it arises may be carried forward for three years. As of September 30, 2006, the Company did not have any carry-forward tax credits.

On September 25, 2006, the Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of investment tax credits on telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of September 30, 2006, the Company did not have tax losses to be carried forward in future years.

The provision (benefit) for income taxes for the nine months ended September 30, 2006 and 2005 is as follows:

	2006	2005
Current	101,641	95,513
Deferred (benefit)	(143,427)	(321,583)

	41,786	(226,070)

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of September 30, 2006, CANTV did not have any carry-forward business asset tax credits.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On August 17, 2004, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of September 30, 2006 the applicable rate is 14% (16% from December 2003 until August 2004, and 15% until September 2005). The Value Added Tax Law also introduced effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the nine months ended September 30, 2006 and 2005, the Company incurred bank debit tax expense of Bs 2,427 and Bs 14,017, respectively.

On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

19.	Transactions with Related Parties

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 10 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc. (Verizon).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The balances of these transactions for the nine months ended September 30, 2006 and 2005 are shown below:

	2006	2005
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	4,578	61,413

Technical and administrative assistance expenses	19,299	12,671

Net (expense) income related to the settlement of international telephone traffic with affiliates	(5,083)	1,270

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others.

As of September 30, 2006 and 2005, the Company has interest-free short-term accounts payable to Verizon of Bs 54,961 and Bs 64,224, respectively. There are no guaranties given to or received from related parties.

20.	Commitments and Contingencies

The Company has the following commitments and contingencies:

a) Capital expenditures

The Company’s payment commitments as of September 30, 2006 in respect of capital expenditures amount to approximately US$184 million.

b) Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real estate and equipment are approximately: Bs 12,069 for 2006, Bs 73,339 for 2007, Bs 93,500 for 2008, Bs 115,908 for 2009 and Bs 99,856 for 2010.

The Company’s operating leases expense was Bs 31,674 and Bs 30,918 for the nine months ended September 30, 2006 and 2005, respectively.

c) Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs 271,179 and Bs 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court of Contentious Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court of Contentious Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, the Arbitration Court was installed to hear the case. In September 2004 this Arbitration Center found in favor of the commercial party, and required a payment of Bs 8,000 by Movilnet, which was paid in January 2005. During October 2005 this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs 257,000. On August 9, 2006, the Sala Político Administrativa (Political Administrative Chamber) confirmed the decision of March 10, 2006 of the Juzgado Quinto de Primera Instancia en lo Civil, Mercantil y del Tránsito del Área Metropolitana (Fifth Court of First Instance of Civil, Commercial and the Transit Matters of the Metropolitan Area) and ruled against the demanding party. In the opinion of the Company’s management and its legal counsel, their expectations were reached in relation to this case in obtaining a favorable decision.

During February 2004 CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004 CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006 the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs 8,125 for CANTV, Bs 92,865 for Movilnet and Bs 656 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs 466,606 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs 147,741 is reasonable as of September 30, 2006 to cover the contingencies considered probable.

Reconciliation of changes generated during the nine months ended September 30, 2006 of the provision for litigation is as follows:

Balance at beginning of year	134,513
Expense of the period	24,933
Write-offs and/or payments	(11,705)

Balance at end of period	147,741

d) Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of September 30, 2006, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling.

21.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005 CANTV and Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange of 3% of Movilnet gross revenues. The term of the agreement is for five years, automatically renewable.

Segment results for the nine months ended September 30, 2006 and 2005, and assets and liabilities as of September 30, 2006 and 2005, are shown below:

	2006	2005
Wireline services
Operating revenues
Local services	678,010	684,079
Domestic long distance	212,474	221,149

Local and domestic long distance	890,484	905,228

International long distance	97,486	84,551
Net settlements	(4,940)	311

Total international long distance	92,546	84,862

Fixed to mobile outgoing calls	664,312	553,250
Interconnection incoming	94,533	89,445
Data transmission	898,635	636,238
Other wireline-related services	312,587	171,237

Total operating revenue	2,953,097	2,440,260

Intersegment operating revenue	(585,112)	(322,027)

Segment operating income (loss) (•)	296,583	(432,085)

Depreciation and amortization	436,037	402,013

Acquisition of information systems and property, plant and equipment	265,007	232,447

Assets at the end of the period	7,692,789	6,373,102

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	2006	2005
Pension and other post-retirement benefit obligations at the end of the period	1,739,372	1,452,029

Liabilities at the end of the period	3,802,859	2,801,628

Wireless services
Operating revenues
Access	122,664	86,695
Airtime	931,826	530,823
Interconnection	530,452	409,623
Special services	483,054	268,395
Equipment sales	353,429	241,352
Other	92,286	56,317

Total operating income	2,513,711	1,593,205

Intersegment operating revenue	(315,832)	(288,996)

Segment operating income	264,620	183,498

Depreciation and amortization	200,250	212,077

Acquisition of information systems and property, plant and equipment	468,311	293,507

Assets at the end of the period	3,498,842	2,360,209

Liabilities at the end of the period	2,752,668	1,054,143

The reconciliation of segment operating revenues, operating income (loss), assets and liabilities to the consolidated financial statements as of September 30, 2006 and 2005 are shown below:

Reconciliation of operating revenues:

	2006	2005
Reported segments	5,466,808	4,033,465
Other telecommunications-related services	256,531	187,400
Elimination of intersegment operating revenues	(947,891)	(658,104)

Total operating revenues	4,775,448	3,562,761

Reconciliation of operating income (loss):

	2006	2005
Reported segments (•)	561,203	(248,587)
Other telecommunications-related services	85,236	32,829
Elimination of intersegment operating revenues	892	(6,207)

Total operating income (loss)	647,331	(221,965)

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of assets:

	2006	2005
Reported segments	11,191,631	8,733,311
Elimination of assets	(3,342,666)	(2,383,907)
Other telecommunications-related services	461,833	369,926

Total assets at the end of the period	8,310,798	6,719,330

Reconciliation of liabilities:

	2006	2005
Reported segments	6,555,527	3,855,771
Elimination of liabilities	(2,321,846)	(841,408)
Other telecommunications-related services	208,422	164,593

Total liabilities at the end of the period	4,442,103	3,178,956

(•)	Segments reported include Bs 645,263 at September 30, 2005 related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 16 (b) - Retirement benefits).

22.	Exchange Controls

By means of an agreement between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the Central Bank of Venezuela and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was US$212 million and US$52 million, respectively.

On February 9, 2004, the Ministry of Finance, together with the Central Bank of Venezuela, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2004, the Venezuelan Government and the Central Bank of Venezuela, established new exchange rates effective as of that date of Bs 2,144.60/US$1 for purchase and Bs 2,150/US$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of September 30, 2006, the Company had applied to CADIVI for a total of US$2,690.7 million, since the implementation of the current exchange controls regime. As of September 30, 2006, CADIVI has approved US$2,357.7 million, of which US$1,628.8 million has been received.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of US$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than US$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the Central Bank of Venezuela. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

23.	Proposed Sale of Verizon’s Equity Stake in CANTV to Telmex and América Móvil

On April 3, 2006, Telmex and América Móvil announced that through an equally-owned joint venture they have entered into an agreement with Verizon to acquire Verizon’s equity interest in the Company, through its affiliates, for an aggregate purchase price of U.S.$676.6 million in cash, subject to regulatory approvals. The purchase price represents U.S.$3.01 per ordinary CANTV share held by Verizon, through its affiliates (or U.S.$21.10 per CANTV American Depositary Share held by Verizon, through its affiliates). Under the terms of the agreement, the joint venture would acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all of the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. According to the announcements issued by the parties, the joint venture that has agreed to purchase Verizon’s stake has also agreed, subject to regulatory approvals, that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will make a tender offer for any and all of the remaining shares of CANTV. According to the announcements, the tender offer that would be made in the United States would be made at the same U.S. dollar price per share as paid to Verizon and the tender offer that would be made in Venezuela would be made at a bolivar price equivalent to such U.S. dollar price, based on the official exchange rate.

On June 30, 2006, Verizon and the joint venture between Telmex and America Movíl announced the first extension of the Stock Purchase Agreement to October 2, 2006.

On October 2, 2006, Verizon and the joint venture between Telmex and America Movíl announced a second extension of the Stock Purchase Agreement to December 29, 2006, after which any of the parties may unilaterally terminate the Stock Purchase Agreement dated April 3, 2006 if the acquisition has not been consummated.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the nine months ended September 30, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the offer following the publication of the offering documents.

At the date of issuance of these financial statements, the required regulatory approvals have not been granted for the announced transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: November 6, 2006